Sit Investment Associates
Mutual Funds Newsletter
Summer 2010

More Investors Choosing Sit U. S. Government Securities Fund

In December of 2008, scrambling to prevent a meltdown of America's financial system, the Federal Reserve cut the fed funds rate to 0% - 0.25%. In addition, the Fed spent $1.5 trillion buying assets and mortgages in an attempt to hold down long-term rates. At its meeting on August 10th, the Fed reported that America's economic recovery appears to be losing steam and that the fed funds rate would remain "exceptionally low" for "an extended period," language they have used since March 2009. While low interest rates are beneficial for borrowers, they have been devastating for many retirees and others living on fixed incomes, who seek a relatively safe investment while providing income.

Individual and professional investors have turned to the Sit U.S. Government Securities Fund to answer that demand. The Fund's assets have grown by $705.4 million, or 326.4%, since December 31, 2007, when economists believe the recession began. The Fund's total assets were $921.5 million as of June 30, 2010. Assets in the Fund are expected to exceed $1 billion by the fourth quarter of 2010.

The Fund's objective matches those of investors who seek a high level of current income while maintaining safety of principal. In the Fund's 23-year history, it has never had a negative calendar year return. As a result, this Fund has attracted much attention in these difficult economic times.

While past performance is no guarantee of future results, the Fund is particularly suitable for investors looking to earn income while maintaining safety of principal. As of June 30, 2010, the Fund's 30-day SEC yield was 3.55%. In comparison, the Fund's benchmark Index, the Barclays Capital Intermediate Government Bond Index, had a yield of 1.45%, a little more than one-third of the Fund's yield. And for the one-year period ending June 30, 2010, the Fund's total return was a respectable 6.17% (exceeding the benchmark's return of 5.68%).

Portfolio Managers Michael Brilley, Bryce Doty and Mark Book carry out the Fund's objective by investing primarily in government agency mortgage securities and U.S. Treasuries. Specifically, the Fund invests in mortgages issued by the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). If a mortgage defaults, these agencies pay the principal. Almost two years ago, the federal government nationalized these agencies, which strengthens the implied backing of each agency's debt. In addition, the Fund invests in mortgage-backed securities issued by the Government National Mortgage Association (Ginnie Mae). The principal amount on these mortgages is backed by the federal government.

But the Fund doesn't buy just any mortgage security. The investment team searches for mortgage pools with high interest rates - typically 7% and above - that have relatively stable and predictable prepayment characteristics. The mortgages must have made it through at least one market cycle where a homeowner may have been able to refinance but did not. These older, "seasoned" mortgages reduce the risk of prepayment, when a mortgage with a higher interest rate is paid off and replaced with one at a lower interest rate. Fewer prepayments mean a greater amount of income can be passed on to investors.

In addition to minimizing prepayment risk, the Fund carefully manages interest rate risk. Bond prices fluctuate inversely to changes in interest rates. When interest rates rise, the prices of existing bonds go down (and vice-versa). In today's environment, it seems that interest rates have nowhere to go but up. That's one reason why the Fund is managed with a low duration. Duration represents how much the price of a bond fund (or bond) is expected to move inversely for a 1% change in interest rates. The lower the Fund's duration, the less its price will move when interest rates change. Typically, the Fund's duration is kept between 2 and 5 years. As of June 30, 2010, the Fund's duration was 2.0 years.

The Sit U.S. Government Securities Fund's portfolio managers continue to work to strive for a high level of income relative to the benchmark, while working to minimize price volatility endemic to the economic and market conditions we are now experiencing.

The Sit Mutual Funds Annual Shareholder Luncheon is October 25th

See page 10 for details.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



The second estimate of second quarter U.S. real GDP growth was revised down to +1.6% from the initial estimate of +2.4%. Both consumer spending and nonresidential investment increased from the first to the second estimate, but large downward adjustments to the change in business inventories and net exports more than offset consumer strength. Second quarter estimates mark a sharp deceleration from the +5.0% pace in the fourth quarter of 2009, but U.S. real GDP growth has steadily increased from a trough of -4.1% in the second quarter of 2009 to a remarkably average +3.0% in the second quarter of this year.

The August non-farm payroll report showed the economy lost 54,000 jobs, but 105,000 jobs were expected to be lost. On a positive note, the previous two months were revised up by 123,000 jobs and private payroll employment actually increased in August by 67,000. Unemployment went from 9.6% to 9.5%.

Over the near term, the risks of deflation outweigh the risks of inflation. The original plan to wind down the temporary money-printing program has become a more permanent stance, with the Fed citing the recent slowing of economic growth as justification. Interestingly, the policy shift and its implication on inflation and the value of money resulted in an atypically sharp decline in interest rates. As a result, investors and economists have become more concerned regarding future economic growth and many have increased their odds that the economy could experience a double-dip recession. For the longer term, investors will undoubtedly become concerned about inflation once economic growth returns to levels that would suggest reining in the current high accommodative monetary and fiscal policy. Despite the material liquidity in the global economies, we anticipate modest inflation in 2010.

The mixed flow of economic data continues to cause investors to be concerned about the ultimate direction of the economy. We continue to believe we are towards the back of a U-shaped recovery. We expect that economic growth over the next couple of years will likely be subpar compared to historical post-recessionary periods. We believe Asia ex-Japan and the U.S. will likely continue to lead the global economy.

Factors that may derail the economic recovery are: the impact of long-term unemployment on consumption; more residential and commercial real estate problems; the increase in deficits worldwide, particularly in Portugal, Italy, Greece, and Spain; and limited consumer lending. Timely and manageable liquidity withdrawal is critical in order to continue moderate growth and minimize inflation.

Equities

Global economic growth is key for the ongoing upward movement in the equity market. Economic improvement should support upward earnings revisions and in turn drive and maintain stock price appreciation. This has not been a typical recession, so the market's response in the last few years has not been typical. Despite significant market appreciation from the March 2009 lows, we expect the global equity market to be "choppy" over the intermediate term. Valuations are still attractive, but less so than a year ago. We believe that investing in quality companies is key in this uncertain, subpar economic recovery.

In this "stock picker's" environment, fundamental analysis is extremely important in finding the healthiest and best-positioned companies with strong earnings growth potential. We are maintaining well-diversified, high-quality portfolios, and we remain focused on companies with sales and earnings growth; operating margin leverage; free cash flow generation; healthy balance sheets and low debt levels; dominant market share; proactive management teams; and attractive valuations. We believe that growth companies in the technology, industrial, energy, and material sectors are more likely to benefit from a modestly growing economic recovery, as well as from the secular themes of productivity improvement, emerging market expansion, the need for agricultural commodities, and anticipated future inflation. Diversified portfolio holdings in the health technology and service sectors, and other defensive growth companies may also reduce volatility. In this market, we anticipate that large capitalization stocks are likely to outperform smaller capitalization stocks, and we prefer U.S. and Asia ex-Japan-exposed companies.

While consumer discretionary, retail and other early cyclical stocks appear to be valuing in a material amount of positive news, we remain concerned about high unemployment, high consumer debt levels, and sluggish income growth.

Fixed-Income

Longer-term interest rates declined sharply in August, as the Federal Reserve began executing its plan to purchase U.S. Treasury bonds. As a result, the yield of the 30-year U.S. Treasury bond dropped by nearly a half of a percent to 3.51% at month end. Ten-year maturity U.S. Treasury notes declined nearly as much in yield to end the month at 2.47%. The 2-year maturity Treasury's yield was only 0.47% as of the end of August.

The decline in yields during the second quarter was initially fueled by an investor flight to quality in reaction to the potential default by Greece and possible impact on Europe. Slowing economic growth in the U.S. further fueled the downward trend in yields. The strong U.S. economic growth of the third and fourth quarters of 2009 and initial expectations of similar growth in 2010 led investors to expect the Fed to raise short-term interest rates by the end of this year. Those expectations, based in part on unsustainable rapid growth, converged towards a more normalized +2.0% to +3.0% growth rate expectation and eased pressure on the Fed. Nonetheless, we believe that current U.S. Treasury yields are too low considering the positive underlying fundamental trends in the U.S. economy and the low probability of another economic crisis. As such, we are underweighted in U.S. Treasuries and continue to maintain relatively short durations.

Demand for tax-exempt bonds has continued to benefit from the relative reduction in new issue supply, which resulted from the shift toward the taxable Build America Bonds. Year-to-date, approximately 33% of municipal new issuance has been taxable, compared to 13% one year ago. The stimulus bonds represented 80% of taxable issuance as of June 30, 2010, compared to 60% one year ago. Legislation to expand the program and extend it for at least two years is in the works, but at a reduced rate of subsidy. Despite a weakness in June, tax-exempt municipals provided strong returns during the second quarter. In our tax-exempt municipal portfolios, we remain focused on securities that provide attractive incremental yield, as well as A and BBB rated credits with stable outlooks that will benefit from continued narrowing of credit spreads.

Sit Mutual Funds Performance Summary: Second Quarter 2010

Equity Funds

After three quarters of solid performance, global stocks declined during the second quarter of 2010, as concerns grew that the U.S. economy is headed for another round of weakness, commonly known as a "double-dip." In addition, events outside the U.S. (e.g., potential economic slowdowns in China and Europe) weighed on global stock markets during the most recent quarter. As we have stated before, such "bumps in the road" are likely to emerge from time to time in what we continue to believe will be a slow economic recovery.

The correction during the most recent quarter simply served as a reminder of the many challenges preventing a "new bull market" from emerging in the near term. The good news, however, is that stocks are by no means priced for an economic "boom" and patient equity investors will be rewarded over the longer term. Moreover, investors appear to be ignoring many positive factors, perhaps not surprisingly, given the negative headlines and commentary dominating the media today. First, in the U.S., inflation remains virtually non-existent and interest rates are extraordinarily low. Elsewhere, inflation and interest rates are similar to those in the U.S. This should motivate investors to take some risk in global equities. Second, valuations for stocks are very reasonable, particularly after the recent correction. The P/E ratio for the S&P 500 (on projected next twelve month earnings) currently stands at 13, well below the average of 19 experienced over the last 20 years. Also, internationally, valuations appear quite attractive relative to history. Third, American and European companies have done a remarkable job boosting productivity and profitability. This should allow for continued increases in earnings, even if sales growth is muted this cycle. And finally, corporate debt levels are very low, cash positions are high, and free cash flow is being produced at record levels. Many companies have plenty of capital to invest for growth, make acquisitions or return capital to shareholders (via either dividends or share repurchases).

Our U.S. and international investment strategy has not changed materially in recent months, largely because our economic view of a "subpar" economic recovery has remained intact. In this regard, we believe it is still prudent to remain diversified among sectors, focus on companies that can grow earnings in a slow growth environment, and maintain a "high quality" bias within each Fund. Technology remains a key focus, as cyclical improvements in key segments (e.g., PCs, semiconductors) are converging with secular trends (e.g., wireless communications, smart phones) to create numerous growth opportunities in the sector. We have recently added to the capital goods sector, as several key end markets, such as commercial aerospace, appear to be in a sustained uptrend. Conversely, health care weightings have been reduced, due to uncertainties related to the impact of U.S. healthcare reform as well as the impact of austerity measures, particularly in Europe, which may pressure product pricing. We have used the significant market volatility to "upgrade" holdings where possible, with a particular focus on companies with strong balance sheets, cash flow and some leverage to an eventual improvement in economic conditions. In short, we believe a dual focus on both quality and diversification is important, given our expectation for a moderation in economic growth and greater market volatility during the second half of 2010.

Fixed-Income Funds

The Barclays Aggregate Bond Index produced a positive return during the second quarter of +3.5%, and just over +1.5% for the month of June. Longer-duration sectors outperformed due to the overall decline in yields and the flattening of the yield curve. The corporate sector was the best-performing sector due to its longer duration. The industrial and utility sectors outperformed obligations from financial corporations, as mounting concern from investors regarding potential regulatory changes in financial markets caused financial sector spreads to widen. The U.S. Treasury sector was the second best performing sector, while the shorter duration mortgage-backed securities and asset-backed securities sectors both underperformed.

The Sit U.S. Government Securities Fund underperformed its benchmark, the Barclays Capital Intermediate Government Bond Index, during the 2nd quarter. U.S. Treasury securities were the best performing holdings in the Fund. While the Fund's mortgage positions continued to produce attractive levels of income, these securities also experienced a higher degree of price stability. Overall the Fund produced a return of +1.10% versus 3.26% for the Index.

We believe the economy is entering a sluggish growth period that will likely be characterized by an eventual rise in interest rates during 2011. As such, we continue to keep portfolio durations shorter than the benchmark, with an emphasis on securities that produce a strong income advantage.

The Sit Tax-Free Income Fund and the Sit Minnesota Tax-Free Income Fund both outperformed the Barclays Capital 5-year Municipal Bond Index, during the second quarter. The Sit Tax-Free Income and Minnesota Tax-Free Income Funds returned +2.17% and +1.99%, respectively, versus the benchmark's return of +1.68% for the quarter.

In contrast to taxable bonds, the tax-exempt municipal market was relatively stable during the quarter. Yields, which had been steadily declining since mid-November, increased in June and ended the quarter just slightly lower than where they began. With the sharp decline in Treasury yields in June, relative yield ratios of high grade municipals to Treasuries rose to the cheap end of their historical valuation ranges across the yield curve, suggesting that tax-exempt municipals are currently attractively valued on a relative basis.

The Sit Tax-Free Income Fund had a strong performance from its revenue bonds, especially its education and other revenue issues that propelled returns for the quarter. The multi-family mortgage, education/loan and other revenue holdings for the Sit Minnesota Tax-Free Income Fund aided that Fund's performance. During the quarter, each Fund's lower rated bonds outperformed higher rated issues, and longer-maturity bonds outperformed shorter maturity issues.

We believe that the tax-exempt yield curve will continue to flatten and that credit spreads on lower-rated bonds will continue to narrow as investors seek out higher yield. While the Sit Tax-Free Income and Sit Minnesota Tax-Free Income Funds should benefit from this scenario, we are maintaining well diversified portfolios.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund
(SNIGX)
Inception 9/2/82

Net Asset Value
6/30/10: $34.75 Per Share

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Total Net Assets
$407.4 Million

Weighted Avg. Mkt. Cap
$67.0 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	-12.64%	-11.75%	-11.44%
6 Month**	-9.36	-7.64	-6.40
1 Year	7.90	13.62	15.24
5 Year	0.77	0.38	-0.56
10 Year	-4.65	-5.14	-1.22
Inception***	9.07	9.82	10.87
Cumulative Total Returns (%)*			
1 Year	7.90%	13.62%	15.24%
5 Year	3.91	1.91	-2.75
10 Year	-37.87	-41.00	-11.58
Inception***	1022.40	1258.90	1667.95

**As of 6/30/10*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 20.6
Finance 11.3
Consumer Non-Durables 10.5
Health Technology 9.6
Technology Services 8.9
Energy Minerals 8.1
Producer Manufacturing 7.9
Retail Trade 7.6
Sectors Less than 4% 15.2
Cash and Other Net Assets 0.3

Top Five Stock Holdings

1. Apple, Inc.
2. IBM Corp.
3. McDonald's Corp.
4. Cisco Systems, Inc.
5. Google, Inc.

Total Number of Holdings: 96

Sit Mid Cap Growth Fund
(NBNGX)
Inception 9/2/82

Net Asset Value
6/30/10: $11.57 Per Share

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Total Net Assets
$130.3 Million

Weighted Avg. Mkt. Cap
$9.9 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	-9.59%	-10.20%	-9.88%
6 Month**	-2.03	-3.31	-2.06
1 Year	16.87	21.30	25.13
5 Year	1.36	1.37	1.22
10 Year	-4.28	-1.99	4.24
Inception	11.25	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	16.87%	21.30%	25.13%
5 Year	6.96	7.02	6.27
10 Year	-35.42	-18.18	51.46
Inception	1843.71	N/A	N/A

**As of 6/30/10*
***Not Annualized*
Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 15.8
Technology Services 13.4
Health Technology 11.2
Producer Manufacturing 8.4
Finance 8.0
Process Industries 6.4
Sectors Less than 6% 36.1
Cash and Other Net Assets 0.7

Top Five Stock Holdings

1. Cognizant Tech. Solutions Corp.
2. Sybase, Inc.
3. Celgene Corp.
4. Southwestern Energy Co.
5. Broadcom Corp.

Total Number of Holdings: 106

Sit Small Cap Growth Fund
(SSMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
6/30/10: $31.32 Per Share

Total Net Assets
$59.8 Million

Weighted Avg. Mkt Cap
$3.0 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	-7.34%	-9.22%	-9.49%
6 Month**	0.16	-2.31	-2.41
1 Year	20.97	17.96	22.61
5 Year	2.46	1.14	1.47
10 Year	-2.57	-1.72	1.28
Inception	9.44	5.06	7.43
Cumulative Total Returns (%)*			
1 Year	20.97%	17.96%	22.61%
5 Year	12.91	5.82	7.57
10 Year	-22.95	-15.96	13.53
Inception	323.65	120.28	214.89

**As of 6/30/10*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 18.0
Technology Services 15.3
Electronic Technology 14.1
Producer Manufacturing 7.6
Industrial Services 6.4
Finance 5.8
Sectors Less than 5% 31.1
Cash and Other Net Assets 1.7

Top Five Stock Holdings

1. Sybase, Inc.
2. Core Laboratories
3. Informatica Corp.
4. F5 Networks, Inc.
5. Skyworks Solutions, Inc.

Total Number of Holdings: 100

Sit Dividend Growth Fund
Class I (SDVGX)
Class S (SDVSX)

Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share 6/30/10:	$10.64	$10.61
Total Net Assets (Million)	$39.4	$24.9
Weighted Avg. Mkt Cap	$59.1 Billion	

Total Returns (%)

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	-9.91%	-6.19%	12.71%	-5.02%	3.33%	4.65%
S&P 500 Index	-11.42	-6.65	14.43	-9.81	-0.79	0.95
Class S	-9.99	-6.35	12.37	-5.27	N/A	0.73
S&P 500 Index	-11.42	-6.65	14.43	-9.81	N/A	-3.18
Cumulative Total Returns (%)*						
Class I	-9.91%	-6.19%	12.71%	-14.33%	17.81	34.40%
S&P 500 Index	-11.42	-6.65	14.43	-26.65	-3.91	5.68
Class S	-9.99	-6.35	12.37	-14.99	N/A	3.16
S&P 500 Index	-11.42	-6.65	14.43	-26.65	N/A	-12.82

**As of 6/30/10*
***Not Annualized*
****Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 15.5
Consumer Non-Durables 11.2
Health Technology 10.9
Energy Minerals 9.8
Electronic Technology 9.7
Producer Manufacturing 9.6
Technology Services 5.4
Sectors Less than 5% 27.0
Cash and Other Net Assets 0.9

Top Five Stock Holdings

1. IBM Corp.
2. Johnson & Johnson
3. Chevron Corp.
4. Verizon Communications, Inc.
5. J.P. Morgan Chase & Co.

Total Number of Holdings: 94

Sit Global Dividend Growth Fund

Class I (GDGIX)
Class S (GDGSX)

Inception 9/30/08

Net Asset Value Per Share	Class I	Class S
6/30/10:	$10.41	$10.40
Total Net Assets (Million)	$2.8	$0.9
Weighted Avg. Mkt Cap	$64.1	Billion

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Raymond E. Sit
Tasha Murdoff
Michael J. Stellmacher, CFA

Total Returns (%)

	3 Month**	6 Month**	1 Year	Since Inception
Average Annual Total Returns (%)*				
Class I	-12.73%	-9.79%	8.79%	3.69%
Class S	-12.79	-9.93	8.47	3.45
Composite Index***	-12.40	-9.28	11.06	-4.60
S&P 500 Index	-11.42	-6.65	14.43	-4.57
MSCI EAFE Index	-13.97	-13.23	5.92	-4.94
Cumulative Total Returns (%)*				
Class I	-12.73%	-9.79%	8.79%	6.55%
Class S	-12.79	-9.93	8.47	6.10
Composite Index***	-12.40	-9.28	11.06	-7.91
S&P 500 Index	-11.42	-6.65	14.43	-7.85
MSCI EAFE Index	-13.97	-13.23	5.92	-8.47

*As of 6/30/10
**Not Annualized
***Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 17.6
Consumer Non-Durables 10.8
Health Technology 9.7
Electronic Technology 9.1
Energy Minerals 9.1
Producer Manufacturing 9.0
Sectors Less than 7% 33.8
Cash and Other Net Assets 0.9

Top Five Stock Holdings

1. IBM Corp.
2. BHP Billiton, A.D.R.
3. Rio Tinto, A.D.R.
4. McDonald's Corp.
5. Procter & Gamble Co.

Total Number of Holdings: 99

Sit International Growth Fund

(SNGRX)

Inception 11/1/91

Net Asset Value
6/30/10: $11.67 Per Share

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Total Net Assets
$20.5 Million

Weighted Avg. Mkt Cap
$44.6 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	-14.32%	-12.44%	-13.97%
6 Month**	-11.92	-10.73	-13.23
1 Year	8.10	8.60	5.92
5 Year	-0.05	1.68	0.88
10 Year	-5.98	-1.61	0.16
Inception	2.87	2.82	4.42
Cumulative Total Returns (%)*			
1 Year	8.10%	8.60%	5.92%
5 Year	-0.25	8.66	4.46
10 Year	-46.02	-15.01	1.64
Inception	69.50	68.06	124.33

*As of 6/30/10
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 18.1
Consumer Non-Durables 11.8
Producer Manufacturing 9.9
Electronic Technology 8.0
Health Technology 7.0
Sectors Less than 7% 42.8
Cash and Other Net Assets 2.4

Portfolio Structure by Region



Europe 51.2 60.8
Asia 34.6 38.2
Other 11.8 1.0
Cash & Other Net Assets 2.4 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Nestle, S.A.
3. Reckitt Benckiser, p.l.c.
4. Rio Tinto, A.D.R.
5. Telefonica, S.A.

Total Number of Holdings: 100

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
6/30/10: $19.00 Per Share

Total Net Assets
$14.0 Million

Weighted Avg. Mkt Cap
$31.5 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	-12.08%	-9.14%	-9.51%
6 Month**	-10.80	-7.22	-7.50
1 Year	18.05	20.59	20.30
5 Year	9.75	10.19	8.97
10 Year	4.47	7.50	5.11
Inception	4.73	4.14	N/A
Cumulative Total Returns (%)*			
1 Year	18.05%	20.59%	20.30%
5 Year	59.25	62.43	53.65
10 Year	54.90	106.05	64.64
Inception	109.56	91.59	N/A

*As of 6/30/10
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 18.4
Non-Energy Minerals 13.5
Energy Minerals 12.8
Electronic Technology 10.1
Communications 8.4
Consumer Non-Durables 7.0
Sectors Less than 6% 28.0
Cash and Other Net Assets 1.8

Portfolio Structure by Region



Asia 57.3 59.3
Latin America 23.8 22.7
Europe 9.2 10.1
Africa/Middle East 7.9 7.9
Cash and Other Net Assets 1.8 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petrobras
2. Vale, A.D.R.
3. BHP Billiton, A.D.R.
4. Samsung Electronics
5. Rio Tinto

Total Number of Holdings: 83

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
6/30/10: $14.18 Per Share

Total Net Assets
$10.5 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Barclays Capital Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	-7.07%	-11.42%	3.49%
6 Month**	-3.22	-6.65	5.33
1 Year	12.33	14.43	9.50
5 Year	1.90	-0.79	5.54
10 Year	-0.47	-1.59	6.47
Inception	5.75	6.92	6.30
Cumulative Total Returns (%)*			
1 Year	12.33%	14.43%	9.50%
5 Year	9.86	-3.91	30.94
10 Year	-4.62	-14.79	87.14
Inception	151.79	201.83	174.17

*As of 6/30/10
**Not Annualized

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 3.1%
Bonds 35.3%
Equities 61.6%

Top Five Stock Holdings

1. IBM Corp.
2. Google, Inc.
3. Mc Donald's Corp.
4. Occidental Petroleum Corp.
5. PepsiCo, Inc.

Total Number of Holdings: 162

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
6/30/10: $11.19 Per Share

Total Net Assets: $921.5 Million
30-Day SEC Yield: 3.55%
12-Month Distribution Rate: 3.36%
Average Maturity: 21.0 Years
Effective Duration: 2.0 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Barclays Cap. Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	1.10%	3.26%	4.59%
6 Month**	2.39	4.41	N/A
1 Year	6.17	5.69	8.94
5 Year	5.34	5.31	4.96
10 Year	5.33	5.75	5.66
Inception	6.57	6.73	6.34
Cumulative Total Returns (%)*			
1 Year	6.17%	5.69%	8.94%
5 Year	29.69	29.54	27.39
10 Year	68.09	74.95	73.44
Inception	334.97	350.18	313.60

*As of 6/30/10
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Collateralized Mortgage Obligations
31.1
FNMA Pass-Through
30.8
FHLMC Pass Through
17.4
GNMA Pass Through
9.1
U.S. Treasury/ Federal Agency
7.3
Cash & Other Net Assets
4.3

Estimated Average Life Profile


4.3%
89.7%
5.8%
0.0%
0.2%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/10: $8.99 Per Share

Total Net Assets: $154.6 Million
30-Day SEC Yield: 5.05%
Tax Equivalent Yield: 7.77%[1]
12-Month Distribution Rate: 4.66%
Average Maturity: 15.3 Years
Duration to Est. Avg. Life: 6.0 Years[2]
Implied Duration: 7.4 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Barclays Cap. 5-Year Muni Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	2.17%	1.69%	1.72%
6 Month**	4.72	2.46	N/A
1 Year	13.97	6.99	11.49
5 Year	2.59	4.85	3.53
10 Year	3.95	5.21	4.96
Inception	5.30	5.83	5.94
Cumulative Total Returns (%)*			
1 Year	13.97%	6.99%	11.49%
5 Year	13.64	26.75	18.92
10 Year	45.05	66.11	62.26
Inception	207.92	242.92	250.73

*As of 6/30/10
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Other Revenue
16.5
Hospital/Health Care
15.5
Education/Student Loan
13.8
Multifamily Mortgage Revenue
13.5
Single Family Mortgage
9.8
Mutual Funds
6.8
Sectors less than 6%
21.2
Cash & Other Net Assets
2.9

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	1.6
A	1.1
BBB	7.2
BB	14.9
<BB	5.8
Total	30.6%


Other Assets & Liabilities 2.9%
AAA 9.8%
AA 13.8%
A 15.7%
BBB 22.3%
Less Than BBB 4.9%
Not Rated 30.6%

[1] For individuals in the 35% federal tax bracket.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/10: $9.97 Per Share

Total Net Assets: $293.8 Million
30-Day SEC Yield: 4.39%
Tax Equivalent Yield: 7.33%(1)
12-Month Distribution Rate: 4.40%
Average Maturity: 15.0 Years
Duration to Est. Avg. Life: 5.3 Years(2)
Implied Duration: 7.7 Years(2)

Total Returns (%)

	Sit MN Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	1.99%	1.68%	1.84%
6 Month**	3.47	2.46	N/A
1 Year	12.98	6.88	9.47
5 Year	3.94	4.85	3.77
10 Year	4.88	5.21	4.99
Inception	4.91	5.03	4.71
Cumulative Total Returns (%)*			
1 Year	12.98%	6.88%	9.47%
5 Year	21.33	26.75	20.32
10 Year	61.11	65.11	62.75
Inception	121.42	125.69	114.70

*As of 6/30/10
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 23.0
Multifamily Mortgage Revenue 17.4
Single Family Mortgage 13.8
Education/Student Loan 10.4
Other Revenue 10.0
Sectors less than 6.0% 23.1
Cash & Other Net Assets 2.3

Quality Ratings
(% of Total Net Assets)



Assessment of Non-Rated Securities
Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.
AAA 0.0%
AA 2.3
A 4.8
BBB 13.3
BB 11.9
<BB 0.5
Total 32.8%
Other Assets & Liabilities 2.3%
AAA 8.2%
AA 18.9%
A 20.9%
BBB 15.7%
Less Than BBB 1.2%
Not Rated 32.8%

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

JAUM Honors Eugene Sit as a 2010 Business Hall of Fame Laureate

The Junior Achievement of the Upper Midwest will posthumously honor Sit Investment Associates founder Eugene "Gene" Sit as a 2010 Laureate in the organization's Business Hall of Fame at a ceremony in late September. The occasion celebrates excellence in Minnesota business and community mindedness while raising funds for JAUM's entrepreneur and financial literacy programs. Laureates are honored for innovation, business acumen and community mindedness.

Gene founded Sit Investment Associates in 1981 with $1.5 million in working capital. Today the firm manages over $9 billion in assets under son Roger's leadership. Five of his children are investment professionals with the firm. Gene was inducted into the TwinCities Business Magazine's Hall of Fame in 2008 at a ceremony a month after his death.

In addition to his professional achievements, Gene was a generous and active supporter of community institutions and served on the boards of many organizations, including the Minneapolis Institute of Arts; the University of Minnesota Carlson School's International Programs; the University of Minnesota Medical School Dean's Board of Visitors; and the Minnesota Historical Society Honorary Council. He served as a Trustee to Carleton College and the Minnesota Orchestral Association. Gene created two foundations, Sit Investment Associates Foundation and the Eugene C. and Gail V. Sit Foundation, that continue to support organizations and individuals.

In recognition for his leadership in launching and leading the Minnesotans' Military Appreciation Fund (MMAF), Gene was awarded the Chairman of the Joint Chiefs of Staff Award for Distinguished Public Service; the Public Leadership Award by the Hubert H. Humphrey Institute at the University of Minnesota; and The Eleven Who Care Award.

Gene, who emigrated from China to the U.S. in 1938 at the age of nine, was a long-standing member of the Committee of 100, which is a national non-partisan organization of American citizens of Chinese descent who have achieved positions of leadership in the U.S. in a broad range of professions. The Association of Asian American Investment Professionals will pay tribute to Gene at its national conference this October in San Francisco.

Other 2010 JAUM laureates are HealthPartners President and CEO Mary Brainerd; Waldorf Paper Chairman and CEO Gene Frey; Thrivent Financial for Lutherans CEO Bruce Nicholson; and Red Wing Shoe Company CEO Bill Sweasy.

Obama Signs $26 Billion Aid Package for States

On August 10th, President Obama signed an emergency $26 billion stimulus package for the states. The bill extends federal Medicaid funding and provides states with extra money next year for almost 300,000 teachers, police officers, firefighters and other public sector workers. Democrats said the bill would be paid for by closing tax loopholes and reducing a promised food stamp increase slated to begin in 2014.

President Obama said, "We can't stand by and do nothing while pink slips are given to the men and women who educate our children and keep our communities safe." But Republicans blasted the bill. Senate Minority Leader Mitch McConnell (R-Ky.) said, "This bill is a brazen attempt to funnel more money to public employee unions before an election at a moment of record deficits and debt."

Obama Signs New Financial Reform Bill

On July 21st, President Obama signed the "Dodd-Frank Wall Street Reform and Consumer Protection Act." Over 2,300 pages long, the bill was the culmination of nearly two years of intense debate over the proper response to the financial meltdown that dragged the country into a recession. The bill requires the Securities and Exchange Commission to take 124 actions, calls for 150 studies of regulatory issues and leaves a vast number of details for regulators to work out. It is hoped that the government's expanded role will improve the financial stability of the nation. Some items of interest follow.

The Dodd-Frank bill calls for the creation of a Financial Stability Oversight Council. It is to be chaired by the Secretary of the Treasury and comprised of regulators to track and address the systemic risks in the financial marketplace. The law places curbs on the Federal Reserve's lending authority and requires the Fed to disclose the loans made to banks. The bill increases deposit insurance for accounts held at banks, thrifts and credit unions to $250,000 permanently.

A new Bureau of Consumer Financial Protection is to be created to oversee services provided by investment consultants and third party administrators in the retirement plan marketplace. In addition, this bureau will have jurisdiction to supervise mortgage-related businesses (e.g., mortgage brokers, servicers) as well as student lenders and large debt collection agencies. The bureau must create a new Office of Financial Literacy and establish a toll-free number for individuals to report problems with financial products and providers. The bureau's leader is to be appointed by the President and must be confirmed by the Senate.

The Dodd-Frank bill allows retailers to offer discounts to customers who pay in cash and permits businesses to set a minimum $10 purchase on all credit card purchases. Terms and conditions on credit card contracts are to become more clear. In addition, the law allows consumers free access to their credit score (not to be confused with a credit report, which may be obtained freely once a year) if their score negatively affects them in a financial transaction or hiring decision. And for those having problems with their student loans, the bill requires a student loan ombudsman to be appointed to handle complaints and research questionable practices in the private student loan marketplace.

View Statements Online

View your statements anytime on our website, www.sitfunds.com, by accessing your account (click on blue "Account Access" button) and then clicking on "Statements & Reports." If you don't have a login ID and password, click on blue "Account Access" button, then click on "Click Here To Enroll For Online Account Services" and follow instructions. If you have questions, please call an Investor Services Representative at 800-332-5580.

Falling Credit Card Debt

The Federal Reserve reported that consumer credit card debt fell by more than $7 billion in May, a record 20th straight month. At its peak in September 2008, credit card debt totaled $975 billion. Since then, card debt has plunged $145 billion and American households have eliminated, on average, more than $2,600 in credit card debt.

But the reduction in debt is not due to millions of cardholders diligently paying down their bills. Instead, banks have written off billions of dollars of uncollectible credit card debt. In the first quarter of this year, the Federal Deposit Insurance Corporation reported that banks wrote off $18.7 billion in bad card debt. Also in the first quarter, the Federal Reserve said card balances fell $19.5 billion. Thus, a whopping 96% of the debt reduction during the first three months of this year wasn't actually paid down but simply written off. These first quarter figures continue a trend from last year, when banks wrote off a record $83 billion in credit card debt.

Annual Shareholder Luncheon

The 2010 Sit Mutual Funds annual shareholder luncheon is Monday, October 25th at the Edina Country Club. Lunch will be served at 11:30 a.m. and program will begin at 11:45. Our guest speaker this year is Lord Mark Marlesford, who will discuss the U.K. and European economies. Lord Marlesford recently returned from a trip to China and will share observations about that country's economic health and its relationship to the world's economy. Roger Sit will speak about the firm's investment strategy and outlook. Fixed-Income President Mike Brilley will discuss the Sit bond funds. After their presentations, Portfolio Managers Kent Johnson and Debbie Sit will join the speakers to answer our guests' questions.

All shareholders are welcome to attend the luncheon. Invitations will be mailed to shareholders residing in Minnesota, Wisconsin, Iowa, North Dakota and South Dakota. If you reside outside those states, please call our meetings reservation number 612-359-2606 to let us know that you plan to attend.

"Cash for Caulkers" Awaits Senate Action

On May 6th, the House of Representatives passed the Homestar Energy Retrofit Act which would provide thousands of dollars to homeowners who install energy-saving products or reduce their energy use significantly. The bill's chief sponsor, Rep. Peter Welch (D-Vt.), predicts that his $6 billion "Cash for Caulkers" bill would create 168,000 jobs in construction and manufacturing.

The bill, which awaits action in the Senate, consists of two parts. The Silver Star program would provide rebates of up to $3,000 for the installation of certain energy-saving products (e.g., insulation, windows, doors, water heaters). The Gold Star program would reward homeowners with up to $8,000 if they receive a comprehensive energy audit and implement an assortment of recommendations to reduce their energy use by at least 20%.

Social Security and the Nation's Retirement Savings

by Steve Benjamin, CEBS, CRPC

"Neither the redemption of trust fund bonds, nor interest paid on those bonds, provides any new net income to the Treasury, which must finance redemptions and interest payments through some combination of increased taxation, reductions in other government spending, or additional borrowing from the public."

— An Excerpt from the 2009 Social Security Trustees Report

In the midst of a seesaw stock market, at least we can rely on our Social Security benefits not changing. Or maybe we can't. On August 5th, Treasury Secretary Timothy Geithner said that Social Security benefit payments are expected to "exceed tax revenue for the first time this year." What a frightful way to celebrate Social Security's 75th anniversary this year.

The Third Rail No Longer

When Social Security rolled out, the average life expectancy was 60 and the ratio of workers to retirees was 42:1. Today, an American's average life expectancy is almost 78 and the ratio of workers to retirees is 3:1. These figures didn't change overnight. But for decades, most of our nation's leaders were loath to suggest any change in how Social Security operated. Journalists often referred to Social Security as the "third rail" of American politics, because a career could end abruptly if a politician suggested that Social Security be changed in any way.

But times have changed. In an extraordinary departure from the past, House leaders of both parties recently indicated they are prepared to make modifications to the Social Security program. Perhaps the country's anticipated $1.5 trillion deficit for fiscal 2010 (up from $1.4 trillion last year) prompted the unexpected comments by House Minority Leader John Boehner (R-Oh.) and House Majority Leader Steny Hoyer (D-Md.).

In July, Boehner proposed tying Social Security cost-of-living increases to the Consumer Price Index (rather than growth in wages) and for those age 50 and younger, raising the retirement age for full Social Security benefits to 70. In addition, he suggested that benefits be provided only to people in need. "If you have substantial non-Social Security income while you're retired, why are we paying you at a time when we're broke?" he said. "We just need to be honest with people."

Hoyer made similar comments in June. "We could and should consider a higher retirement age, or one pegged to life span," he said. "I fear that if we can't decide what we can afford to do without today, we'll be forced to make much more draconian cuts in the years to come." Like Boehner, he suggested Social Security benefits be provided primarily to low-income people who need them the most.

Surprisingly, neither President Obama nor leaders from both parties denounced the remarks. Thus, some observers see a consensus emerging on how Congress may reform Social Security so it can remain solvent.

How the Nation is Doing

Recently, the Employee Benefit Research Institute (EBRI) released a report highlighting how well Americans are expected to fare during retirement. The results are pretty grim. The report shows that a large number of Americans -- even those who are comparatively well-off -- are likely to run out of money while in retirement.

Inadequate savings will be disastrous for people who want to live as comfortably in retirement as they did during their working years. EBRI's analysis found that 64% of Americans earning less than $30,000 would deplete their retirement savings less than ten years after retiring and almost one-third of those making between $30,000 - $70,000 would run out of money within twenty years of retiring.

But Jack VanDerhei, EBRI's research director and the study's author, said Americans should wake up. "Stop deceiving yourself that you are going to have enough money in retirement," he said. VanDerhei went on to say that even the most diligent of savers could be hurt with new or higher taxes. Their nest eggs could be stung, too, if they have an expensive medical emergency or contract an illness which requires them to enter a nursing home. A recent survey found the average cost for nursing home care is a staggering $201 per day. That kind of expense will deplete even the largest retirement account in a hurry.

If you haven't started preparing for retirement, there's no time like the present! You can open a Traditional, Roth or SIMPLE IRA with us. Contact an Investor Services Representative at 800-332-5580 or visit our website at www.sitfunds.com to learn more.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Sit U.S. Government Securities Fund • Investment Outlook and Strategy • Second Quarter 2010 Performance Summary • Eugene Sit Honors • New Financial Reform Bill • Annual Shareholder Luncheon • Social Security and the Nation's Retirement Savings